EXHIBIT 99.1

SHARE PURCHASE AGREEMENT

BCE INC.

– and –

CGI GROUP INC.

SHARE PURCHASE AGREEMENT

December 16 , 2005

TABLE OF CONTENTS

Article 1 DEFINITIONS AND PRINCIPLES OF INTERPRETATION		1
1.1	Definitions	1
1.2	Certain Rules of Interpretation	3

Article 2 PURCHASE AND SALE		4
2.1	Purchase and Sale of the Purchased Shares	4

Article 3 PURCHASE PRICE AND CLOSING		4
3.1	Purchase Price	4
3.2	Satisfaction of Purchase Price	4
3.3	Closing	4

Article 4 REPRESENTATIONS AND WARRANTIES OF THE VENDOR		4

Article 5 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER		5

Article 6 SURVIVAL		6

Article 7 CONDITIONS		6
7.1	Purchaser's Conditions Precedent	6
7.2	Vendor's Conditions Precedent	8

Article 8 COVENANTS		9
8.1	Actions to Satisfy Closing Conditions and Covenants	9
8.2	Ordinary Course	9
8.3	Standstill	9
8.4	Safe Income and Paid-Up Capital	10

Article 9 GENERAL		10
9.1	Further Assurances	10
9.2	Expenses	10
9.3	Public Notices	11
9.4	Benefit of the Agreement	11
9.5	Amendments and Waiver	11
9.6	Termination	11
9.7	Notices	11
9.8	Remedies	13
9.9	Execution and Delivery	13
9.10	Entire Agreement	13

THIS SHARE PURCHASE AGREEMENT is made on December 16, 2005;
BETWEEN:

BCE INC., a corporation governed by the laws of Canada,

(the "Vendor")

— and —

CGI GROUP INC., a company governed by the laws of Quebec,

(the "Purchaser")

RECITALS:

A.	The Vendor and 3787877 Canada Inc., a wholly-owned subsidiary of the Vendor, own in the aggregate 128,296,525 Class A subordinate shares (the "Class A Shares") in the share capital of the Purchaser.

B.
The Vendor desires to sell 100,000,000 of the Class A Shares (the “Purchased Shares”) it owns to the Purchaser and the Purchaser desires to purchase the Purchased Shares from the Vendor on the terms and conditions of this Agreement.

THEREFORE the parties agree as follows:

ARTICLE 1
DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1               Definitions

                   In this Agreement, including the Recitals, the following words and terms have the meanings set out below:

(a)
“Acquisition Transaction” means a take-over bid made by way of a circular or voting transaction made or available to all holders of a class of voting securities of the Purchaser or any successor thereto, which if successful would result in a Person or group of Persons acting jointly or in concert (other than the Vendor or any of its affiliates) owning more than 20% of the outstanding voting securities of such class;

(b)
“Agreement” means this Share Purchase Agreement including all schedules and all amendments or restatements, as permitted, and references to “Article” or “Section” mean the specified Article or Section of this Agreement;

(c)
“Amending Agreement” means that certain agreement dated as of the date hereof entered into between Bell Canada, Bell Mobility Holdings Inc., CGI Information Systems Management Consultants Inc. and the Purchaser pursuant to which the Vendor and the Purchaser agreed to certain amendments to the Commercial Agreements;

(d)	“Business Day” means any day, other than a Saturday, Sunday, or a statutory holiday in the Province of Québec;

(e)	“Class A Shares” has the meaning ascribed thereto in the Recitals;

(f)	“CGI Shares” means, collectively, the Class A Shares and the Class B shares (multiple voting) in the share capital of the Purchaser;

(g)	“Closing” means the completion of the sale to and purchase by the Purchaser from the Vendor of the Purchased Shares under this Agreement;

(h)
“Closing Date” means the earlier of (i) the date in January of 2006 that is two Business Days following the effective date of the amending agreements between the Purchaser and its lending syndicate and noteholders in respect of the Purchaser’s existing credit arrangements, and (ii) January 15, 2006, or such other date as the Parties may agree in writing as the date upon which the Closing shall take place;

(i)	“Closing Time” means 8:30 a.m. (Eastern Standard Time) on the Closing Date, or such other time as the Parties may agree in writing;

(j)
“Commercial Agreements” means, collectively, the IS/IT Outsourcing Contracts, Commercial Alliance and Network Outsourcing Contracts between certain affiliates of the Vendor and the Purchaser and an affiliate of the Purchaser, the whole as set out in the Amending Agreement;

(k)
“Laws” means applicable laws, statutes, by-laws, rules, codes, guidelines, policies, notices, regulations, orders, ordinances, protocols, decrees, judgments, awards or requirements, in each case, of any governmental authority;

(l)	“Notice” has the meaning ascribed thereto in Section 9.7;

(m)	“Parties” means the Vendor and the Purchaser collectively, and “Party” means any one of them;

(n)
“Persons” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust or body corporate, and where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

(o)	“Purchase Price” has the meaning ascribed thereto in Section 3.1;

(p)	“Purchased Shares” has the meaning ascribed thereto in the Recitals;

(q)	“Purchaser” means CGI Group Inc., a company governed by the laws of the Province of Québec;

(r)	“Registration Rights Agreement” means the registration rights agreement entered into among the Vendor, Bell Canada and the Purchaser as of July 1, 1998;

(s)	“Shareholder Agreement” means the agreement entered into among the Vendor, 3588513 Canada Inc. and the Purchaser on July 24, 2003;

(t)	“Tax Act” means the Income Tax Act (Canada);

(u)	“Termination Agreement” has the meaning ascribed thereto in Section 7.1(a)(vi); and

(v)	“Vendor” means BCE Inc., a corporation governed by the laws of Canada.

1.2	Certain Rules of Interpretation

In this Agreement:

(a)
Consent -Whenever a provision of this Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(b)	Currency -Unless otherwise specified, all references to money amounts are to lawful currency of Canada.

(c)
Governing Law — This Agreement is a contract made under and shall be governed by and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable in the Province of Québec.

(d)	Headings — Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(e)	Including — Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

(f)	Number and Gender -Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(g)
Severability — If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances.

ARTICLE 2
PURCHASE AND SALE

2.1               Purchase and Sale of the Purchased Shares

                   In consideration of the payment by the Purchaser to the Vendor of the Purchase Price set out in Section 3.1, the Vendor agrees to sell to the Purchaser the Purchased Shares, and the Purchaser agrees to purchase the Purchased Shares from the Vendor at the Closing.

ARTICLE 3
PURCHASE PRICE AND CLOSING

3.1               Purchase Price

                   The aggregate amount payable (the “Purchase Price”) by the Purchaser for the Purchased Shares shall be the amount of $859,230,000.

3.2               Satisfaction of Purchase Price

                   The Purchaser shall satisfy the Purchase Price by payment at the Closing to the Vendor of the Purchase Price in immediately available funds by wire transfer to an account designated by the Vendor.

3.3               Closing

                   The sale and purchase of the Purchased Shares shall be completed at the Closing Time at the offices of McCarthy Tétrault LLP, Le Windsor, 1170 Peel Street, Montréal, Québec.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE VENDOR

                   The Vendor represents and warrants to the Purchaser and acknowledges that the Purchaser is relying on the accuracy of each such representation and warranty that, as of the date hereof:

(a)	the Vendor is a corporation validly existing under the laws of Canada;

(b)	the Vendor has good and sufficient power, authority and right to enter into and deliver and carry out its obligations under this Agreement, and to transfer the ownership of the Purchased Shares to the Purchaser free and clear of all hypothecs, pledges, encumbrances and, subject to the terms of the Shareholder Agreement, any other rights of others;

(c)
this Agreement constitutes a valid and binding obligation of the Vendor enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction;

(d)
the Vendor has the exclusive right to dispose of the Purchased Shares as provided for in this Agreement and such disposition, and the completion of the other transactions contemplated hereby, will not violate, contravene or breach or result in any default under any contract, charter, by-law provision, Laws or governmental authorizations to which the Vendor is a party or subject or by which the Vendor is bound or affected;

(e)
the Purchased Shares are owned by and registered in the name of the Vendor and are free and clear of all hypothecs, pledges, encumbrances and, subject to the terms of the Shareholder Agreement, any other rights of others;

(f)
there is no contract, option or any other right of another binding upon or which at any time in the future may become binding upon the Vendor to sell, transfer, assign, pledge, hypothecate or in any other way dispose of or encumber any of the Purchased Shares, or giving anyone a claim against or a right or ability to acquire any of, or any interest in, the Purchased Shares, other than pursuant to the provisions of this Agreement;

(g)	the Vendor is a resident of Québec and the address of the Vendor, as shown on the share register of the Purchaser, is in the Province of Québec; and

(h)	the Vendor is not a non-resident of Canada for purposes of the Tax Act.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

                   The Purchaser hereby represents and warrants to the Vendor and acknowledges that the Vendor is relying on the accuracy of each such representation and warranty that, as of the date hereof:

(a)	the Purchaser is a company validly existing under the laws of Québec;

(b)
the Purchaser has good and sufficient power, authority and right to enter into and deliver and carry out its obligations under this Agreement, and, subject to satisfaction of the conditions hereof, to complete the transactions to be completed by the Purchaser contemplated hereby;

(c)
this Agreement constitutes a valid and binding obligation of the Purchaser enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction;

(d)
the Purchaser is not a party to, or bound by or subject to any contract, charter, by-law provision, order, judgment, decree, license, Laws or governmental authorizations that would be violated, breached by, or under which default would occur as a result of the execution and delivery of, or the performance of its obligations under, this Agreement or any other agreement to be entered into under the terms of this Agreement;

(e)
(e) there is no reasonable ground to believe that, as a result of the payment of the Purchase Price, the Purchaser could not discharge its liabilities when due, or the book value of the assets of the Purchaser would be less than the sum of its liabilities and its issued and paid-up share capital account;

(f)	the Purchaser has outstanding 396,783,925 Class A Shares and 33,772,168 Class B shares (multiple voting);

(g)
the Purchaser has in place funds and/or credit arrangements which are available and sufficient to fund payment of the Purchase Price by the Purchaser, subject to the absence of a “material adverse change” or “Material Adverse Effect” referred to in Section 7.1(a)(vii); and

(h)
the senior management of the Purchaser is not aware of any publicly undisclosed material fact in relation to the Purchaser’s business and affairs which would, if disclosed, reasonably be expected to have a significant effect on the market price or value of the CGI Shares, other than material facts relating to (i) the sale by the Vendor to the Purchaser of the Purchased Shares pursuant to this Agreement and (ii) the execution of the Amending Agreement.

ARTICLE 6
SURVIVAL

                   All representations and warranties contained in this Agreement on the part of each of the Parties shall survive the Closing.

ARTICLE 7
CONDITIONS

7.1	Purchaser’s Conditions Precedent

(a)
The obligation of the Purchaser to complete the transactions contemplated herein shall be subject to the satisfaction of or compliance with, at or before the Closing Time, each of the following conditions which are for the exclusive benefit of the Purchaser:

(i)	the representations and warranties of the Vendor set forth in Article 4 shall be true and correct at the Closing Time with the same force and effect as if made at and as of such time;

(ii)	the Vendor shall have performed or complied with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Vendor at or prior to the Closing Time;

(iii)
the Purchaser shall have been furnished with such certificates, affidavits or statutory declarations of the Vendor or officers of the Vendor, as the Purchaser or the Purchaser’s counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement to have been performed or complied with by the Vendor at or prior to the Closing Time have been performed and complied with and that the representations and warranties of the Vendor herein given are true and correct at the Closing Time;

(iv)
all necessary steps, proceedings and regulatory notifications and approvals shall have been taken, given or received to permit the Purchased Shares to be duly and regularly transferred to the Purchaser, including the granting of exemption orders such that neither the Vendor nor the Purchaser shall be subject to the issuer bid requirements of applicable securities laws on terms acceptable to the Vendor’s and the Purchaser’s respective counsel acting reasonably and all conditions required under the exemption orders shall have been satisfied in full;

(v)	the Vendor, Bell Canada, Bell Mobility Holdings Inc., CGI Information Systems Management Consultants Inc. and the Purchaser shall have executed and delivered the Amending Agreement;

(vi)
the Vendor, 3588513 Canada Inc. and the Purchaser shall have executed and delivered a termination agreement (the “Termination Agreement”) pursuant to which the Shareholder Agreement shall be terminated;

(vii)
(y) the Purchaser shall not be prevented from drawing on the credit facilities contemplated in both (i) the commitment letter and related documents dated December 15, 2005 submitted by certain financial institutions, as arrangers, to the Purchaser, as a result of a material adverse change (under such commitment letter) and (ii) the credit agreement dated December 20, 2004 entered into by the Purchaser, as a result of the occurrence of a Material Adverse Effect (under subparagraph (i) and (ii) of such defined term in such credit agreement) and (z) the Purchaser shall not have been able to find alternative sources of funding under commercial terms reasonably acceptable to the Purchaser;

(viii)	the Vendor shall have delivered the resignations of at least Michael J. Sabia and Lawson Hunter as directors of the Purchaser; and

(ix)
the Purchaser shall have been furnished with all of the share certificates representing the Purchased Shares duly endorsed in blank or accompanied by an irrevocable security transfer Power of Attorney duly executed in blank.

(b)
In case any term or covenant of the Vendor or condition to be performed or complied with for the benefit of the Purchaser at or prior to the Closing Time shall not have been performed or complied with, by the Vendor, at or prior to the Closing Time, the Purchaser may, without limiting any other right that the Purchaser may have, terminate this Agreement or waive compliance with any such term, covenant or condition in whole or in part on such terms as may be agreed upon without prejudice to any of its rights of termination in the event of non-performance of any other term, covenant or condition in whole or in part.

7.2	Vendor’s Conditions Precedent

(a)
The obligation of the Vendor to complete or cause to be completed the transactions contemplated herein shall be subject to the satisfaction of or compliance with, at or before the Closing Time, each of the following conditions which are for the exclusive benefit of the Vendor:

(i)
other than the representations set out at Article 5(f) and Article 5(h), the representations and warranties of the Purchaser set forth in Article 5 shall be true and correct at the Closing Time with the same force and effect as if made at and as of such time;

	(ii)	the Purchaser shall have performed or complied with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Purchaser at or prior to the Closing Time;

(iii)
the Vendor shall have been furnished with such certificates, affidavits or statutory declarations of the Purchaser or of officers of the Purchaser as the Vendor or the Vendor’s counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement to have been performed or complied with by the Purchaser at or prior to the Closing Time have been performed and complied with and that the representations and warranties of the Purchaser herein given are true and correct at the Closing Time;

(iv)
all necessary steps, proceedings and regulatory notifications and approvals shall have been taken, given or received to permit the Purchased Shares to be duly and regularly transferred to the Purchaser including the granting of exemption orders such that the Vendor and Purchaser shall not be subject to the issuer bid requirements of applicable securities law requirements on terms acceptable to the Vendor’s and the Purchaser’s respective counsel acting reasonably and all conditions required under the exemption orders shall have been satisfied in full;

	(v)	the Vendor, Bell Canada, Bell Mobility Holdings Inc., CGI Information Systems Management Consultants Inc. and the Purchaser shall have executed and delivered the Amending Agreement;

	(vi)	the Vendor, 3588513 Canada Inc. and the Purchaser shall have executed and delivered the Termination Agreement; and

	(vii)	the Vendor shall have received the Purchase Price paid as set out in Section 3.2.

(b)
In case any term or covenant of the Purchaser or condition to be performed or complied with for the benefit of the Vendor at or prior to the Closing Time shall not have been performed or complied with, by the Purchaser, at or prior to the Closing Time, the Vendor may, without limiting any other right that the Vendor may have, terminate this Agreement or waive compliance with any such term, covenant or condition in whole or in part on such terms as may be agreed upon without prejudice to any of its rights of termination in the event of nonperformance of any other term, covenant or condition in whole or in part.

ARTICLE 8
COVENANTS

8.1	Actions to Satisfy Closing Conditions and Covenants

                   Each Party shall use reasonable commercial efforts in taking all such actions as are within its power to control and causing other actions to be taken which are not within its power to control, so as to ensure compliance with each of the conditions and covenants in Article 7, Article 8 and Article 9, which are for the benefit of the other Party.

8.2	Ordinary Course

During the period from the date of this Agreement to the Closing Time, the Purchaser covenants and agrees to continue to carry on its business in the ordinary course consistent with past practice.

8.3	Standstill

Subject to the closing of the Offering, the Parties agree as follows:

(a)
subject to Section 8.3(c) below, and notwithstanding any rights of the Vendor under the Registration Rights Agreement, from the date hereof until the expiry of a period of 120 days from the Closing Date, the Vendor shall not directly or indirectly sell any CGI Shares to any Person that is not an affiliate of the Vendor other than to the Purchaser hereunder;

(b)
the Purchaser shall co-operate with the Vendor to assist the Vendor in the tax efficient sale of any further CGI Shares sold by the Vendor either directly or indirectly, provided that any costs incurred on any such additional sale are at the expense of the Vendor, and that the Purchaser receives indemnification satisfactory to it, acting reasonably; and

(c)
in all events and for greater clarity, the Vendor shall be entitled to sell or otherwise dispose of any and all CGI Shares, beneficially owned by it, directly or indirectly, (i) into an Acquisition Transaction in respect of the Purchaser, or (ii) in a private placement transaction as understood under securities Laws provided that such private placement transaction is concluded in an orderly manner.

8.4               Safe Income and Paid-Up Capital

                   The amount of income earned or realized by the Purchaser after 1971 (safe income) up to the Closing Time that is reasonably attributable to the Purchased Shares for purposes of Subsection 55(2) of the Tax Act and the paid-up capital per Purchased Share as of the Closing Time as per Subsection 89(1) of the Tax Act shall be provided to the Vendor by the Purchaser no later than five months from the Closing Date. The Purchaser shall cause KPMG LLP to confirm such amounts provided by the Purchaser to the Vendor and provide the Vendor with a copy of such confirmation within such five-month period. The Purchaser shall also provide any further assistance reasonably requested by the Vendor in connection with any tax audit or contestation of such amounts by any governmental authority.

ARTICLE 9
GENERAL

9.1               Further Assurances

                   The Parties shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before, on or after the Closing Date.

9.2               Expenses

                   Each of the Parties hereto shall pay their respective legal and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant hereto and any other costs and expenses whatsoever and howsoever incurred. Each of the Parties hereto shall indemnify and save harmless the other Party from and against any claims whatsoever for any commission or other remuneration payable or alleged to be payable to any Person based on the engagement or alleged engagement by that Party of any finder, agent or other Person in connection with the transaction contemplated hereunder.

9.3               Public Notices

                   The Parties shall jointly plan and co-ordinate any public notices, press releases, and any other publicity concerning the transactions contemplated by this Agreement and no Party shall act in this regard without the prior approval of the other Party, such approval not to be unreasonably withheld, unless such disclosure is required to meet the timely disclosure obligations of any Party under applicable Laws and stock exchange rules in circumstances where prior consultation with the other Party is not practicable and a copy of such disclosure is provided to the other Party at such time as it is made to the regulatory authority.

9.4               Benefit of the Agreement

                   This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. No Party may assign this Agreement or any of its rights and obligations hereunder without the prior written consent of the other Party.

9.5               Amendments and Waiver

                   No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by each of the Parties hereto and no waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.

9.6               Termination

                   The provisions of this Agreement may be terminated at any time before the Closing by agreement in writing executed by the Parties.

9.7               Notices

                   Unless otherwise expressly provided herein, any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section 9.7 referred to as a “Notice”) shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by facsimile:

(a)	if to Vendor:

BCE Inc. 1000, rue de La Gauchetière ouest Bureau 3700 Montréal, Québec H3B 4Y7 Attention: General Counsel Facsimile No.: (514) 391-8389

(b)	if to Purchaser:

CGI Group Inc. 1130 Sherbrooke Street West 7th Floor Montréal, Québec H3A 2MB Attention: André J. Bourque Facsimile No.: (514) 841-3294

with a copy to:

McCarthy Tétrault LLP Le Windsor 1170, rue Peel Montréal (Québec) H3B 4S8 Attention: Jean-René Gauthier and Patrick Boucher Facsimile No.: (514) 875-6246

                   Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.

                   Any Party may, from time to time, change its address by giving Notice to the other Party in accordance with the provisions of this Section 9.7.

9.8               Remedies

                   Each of the Parties agrees that, in the event of any breach of this Agreement, the aggrieved Party shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the Parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief within the applicable statutory period.

9.9               Execution and Delivery

                   This Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

9.10               Entire Agreement

                   This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the Parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties other than as expressly set forth or referred to in this Agreement.

[Signature Page Follows]

                   IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first above mentioned.

BCE INC.
By:	(signed) Siim Vanaselja

Name: Siim Vanaselja Title: Chief Financial Officer

CGI GROUP INC.
By:	(signed) Serge Godin

Name: Serge Godin Title: Chairman of the Board and Chief Executive Officer